Exhibit 11.1

UNITIL CORPORATION

Computation in Support of Earnings per Share

	Year Ended December 31,
	2000	1999	1998
		(000's omitted)

BASIC EARNINGS PER SHARE
Net Income	$7,216	$8,438	$8,249
Less: Dividend Requirements on Preferred Stock	263	268	274
Net Income Applicable to Common Stock	$6,953	$8,170	$7,975

Average Number of Common Shares Outstanding	4,723	4,682	4,506

Basic Earnings per Average Common Shares Outstanding	$1.47	$1.74	$1.77

DILUTED EARNINGS PER SHARE
Net Income	$7,216	$8,438	$8,249
Less: Dividend Requirements on Preferred Stock	263	268	274
Net Income Applicable to Common Stock	$6,953	$8,170	$7,975

Average Number of Common Shares Outstanding plus
Assumed Options converted*	4,743	4,693	4,634

Diluted Earnings per Average Common Shares Outstanding	$1.47	$1.74	$1.72

* Assumes all options were converted to common shares per SFAS 128.